EXHIBIT 99.1

SIEMENS ANNOUNCES JOINT VENTURE WITH BROKAT

A STRATEGIC COOPERATION IN THE FIELD OF MOBILE BUSINESS; JOINT PRODUCT MAKES THE USE OF MOBILE TELEPHONES TO MAKE PAYMENTS IN REAL TIME POSSIBLE; SIEMENS TAKES STAKE IN BROKAT

MUNICH / STUTTGART, OCTOBER 2, 2000. Siemens AG and Brokat AG, the software company which is a world leader in e-services platforms, today announced the companies have signed a strategic cooperation for joint development and distribution in the mobile business field. The objective of the cooperation is to develop a joint product for mobile payment transactions, which makes payment for purchases via a cell phone possible in real time. The cooperation provides both partners with new competitive opportunities in a market that is growing rapidly.

Within the framework of the cooperation, Siemens AG will acquire a 3% share in Brokat AG. This corresponds to a capital inflow of approximately Euro 72 million. In exchange, Brokat will issue shares to Siemens from the capital already authorized. In addition, Siemens will be granted a seat on the supervisory board of Brokat AG. Within the framework of the transaction, Siemens will also acquire extensive software licenses from Brokat.

The joint solution proposed by Siemens and Brokat will enable the end user to pay instantly for reservations, orders and purchases via a cellular phone. The payment amounts are entered in real time and the payment receipt will be indicated on

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the cell phone display. The ordering and payment processes are thus combined into one process. This makes additional invoices as well as the time-delayed transfer of invoice amounts and the subsequent entry into the recipient's books unnecessary. The cooperation between Siemens and Brokat thus opens up new services and business opportunities to end users and providers.

The new product is based on the e-Services Platform Twister developed by Brokat and on the prepaid technology developed by Siemens. Brokat is a worldwide leading provider of e-services platforms. Twister integrates the various distribution channels of a company and offers the technical requirements for integrating the mobile channels into the total value-adding chain of e-commerce. Siemens is a leader in the area of prepaid technology, which is already used by more than 40 mobile cellular phone net providers for calls with prepaid cards. The market volume for the joint venture segment is estimated by market analysts to reach approximately $ 4 billion (US) by 2005.

Brokat and Siemens will establish a joint team, which will initially be made up of 50 employees and is expected to be continually expanded. Brokat is expected to use the capital generated by Siemens` participation mainly to further develop its strategy in the mobile commerce area. The profits are to be used for marketing as well as for product development in the mobile commerce area. "The market for mobile business, in particular the mobile payment segment, will develop exponentially in the coming years", says Stefan Rover, Chief Executive Officer of Brokat AG. In addition, Rover emphasized, "Siemens will cooperate with us in this market. This shows that we are on the right track with our

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strategy where technical direction is concerned, as well as with the product."

"With the investment in Brokat we are realizing another portion of our mobile business strategy. By combining the cellular phone and the Internet we are creating a new type of mobility", said Rudi Lamprecht, member of the managing board of Siemens AG and President of the Siemens Information and Communication Mobile Group. Mr. Lamprecht further states that "The Mobile Payment Solution by Siemens and Brokat creates the digital equivalent of a wallet which is easy to handle and safe".


BROKAT AG

Globally, Brokat is among the leading suppliers of software for e-commerce solutions. The company is the global leader in the Internet banking market. The modular E-Services platform Twister is the key product. This global software integrates existing IT-systems and applications in companies and links them securely to various electronic channels, such as the Internet or mobile telephony. Twister makes extensive functionalities for Customer Relationship Management and Enterprise Application Integration available. Already, more than 2,000 clients use Twister-Solutions, e.g., Allianz, Axa, Deutsche Bank 24, ABN Amro, Cable & Wireless HKT, Consors, DBS-Bank Singapur, debitel, Schweizer Post, SE-Banks, Toronto Dominion Bank and Union Bank of California. Brokat was founded in 1994 and currently employs more than 1,200 people in 16 countries. In 1999 the company had revenues of DM 94 million. Brokat AG is headquartered in Stuttgart, Germany. Further information about Brokat and its products can be found on their website: WWW.BROKAT.COM.

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                  SIEMENS INFORMATION AND COMMUNICATION MOBILE

The Siemens Information and Communication Mobile Group (26,000 employees, sales of 6 billion EUR in first 9 months of FY 2000) offers a complete range of mobile telephone products including devices, infrastructure and applications. Devices include mobile phones, ISDN phones, mobile organizers, cordless and corded phones. The infrastructure portfolio includes the complete range of network technologies from base stations and switching systems to applications and intelligent networks. For further information about this Siemens group, please visit our home page: http://www.siemens.de/ic/mobile



YOUR INFORMATION CONTACTS:


Reiner Jung                                  Markus Hermsen

Company Spokesman                            Hiller, Wust & Partner GmbH
Brokat AG                                    Wei(beta)enburger Str. 30
Industriestr. 3                              63739 Aschaffenburg
70565 Stuttgart                              T: 06021/38 666-15
T: 0711/ 78 844-311                          T: 06021/38 666-30
F: 0711/ 78 844-772                          E-Mail: m.hermsen@hwp.de
E-Mail: reiner.jung@brokat.com


Siemens Information and Communication Mobile
Public Relations
Axel J. Schafmeister
T: 089 636 51675
E-Mail: axel.schafmeister@mch.siemens.de

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